EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Six months ended June 30,	2015
Earnings:
Income before income taxes	$763
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity loss	10
Fixed charges added to earnings	264
Distributed income of less than 50 percent-owned persons	40
Amortization of capitalized interest:
Consolidated	21
Proportionate share of 50 percent-owned persons	—

Total earnings	$1,098

Fixed Charges:

Interest expense:
Consolidated	$246
Proportionate share of 50 percent-owned persons	—

$246

Amount representative of the interest factor in rents:
Consolidated	$18
Proportionate share of 50 percent-owned persons	—

$18

Fixed charges added to earnings	$264

Interest capitalized:
Consolidated	$29
Proportionate share of 50 percent-owned persons	—

$29

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$293

Ratio of earnings to fixed charges	3.7